UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 1

Essendant Inc.

(Name of Subject Company (Issuer))

Egg Merger Sub Inc.

Egg Parent Inc.

Staples, Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.10 par value

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

Cristina Gonzales

Chief Legal Officer

Staples, Inc.

500 Staples Drive

Framingham, MA 01702

(508) 253-1845

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Sean D. Rodgers, P.C.

Laura Sullivan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$497,938,675.20	$61,993.37
(1)

Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 37,644,198 shares of voting common stock, par value $0.10 per share, at an offer price of $12.80 per share. The transaction value also includes (i) 474,738 shares issuable pursuant to outstanding Company restricted stock units, multiplied by the offer price of $12.80 per share, (ii) 156,250 shares issuable pursuant to Company performance units, multiplied by the offer price of $12.80 per share, and (iii) 626,273 shares issuable pursuant to outstanding Company performance stock units assuming satisfaction of any performance-based vesting criteria at target levels, multiplied by the offer price of $12.80 per share. 113,228 shares issuable pursuant to outstanding stock option grants have been excluded from the calculation because the weighted average exercise price of those options exceeds the offer price of $12.80 per share. The calculation of the filing fee is based on information provided by Essendant Inc. as of the close of business on September 5, 2018.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $61,993.37	Filing Party: Egg Merger Sub Inc.
Form of Registration No.: Schedule TO-T	Date Filed: September 24, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on September 24, 2018 by (i) Egg Parent Inc., a Delaware corporation (“Parent”), (ii) Egg Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and (iii) Staples, Inc., a Delaware corporation and an affiliate of Parent and Purchaser (“Staples”), relating to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”) of Essendant Inc., a Delaware corporation (the “Company”), at a price of $12.80 per Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest, upon the terms and conditions set forth in the Offer to Purchase, dated September 24, 2018, incorporated by reference as Exhibit (a)(1)(A) in the Schedule TO, and in the related Letter of Transmittal, dated September 24, 2018, incorporated by reference as Exhibit (a)(1)(B) in the Schedule TO.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule TO remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Form of Letter sent to Essendant, Inc. Customers, dated September 25, 2018 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on September 25, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EGG MERGER SUB INC.

By	/s/ Stefan L. Kaluzny
Name:	Stefan L. Kaluzny
Title:	Director
Date:	September 26, 2018

EGG PARENT INC.

By	/s/ Stefan L. Kaluzny
Name:	Stefan L. Kaluzny
Title:	Director
Date:	September 26, 2018

STAPLES, INC.

By	/s/ John A. Lederer
Name:	John A. Lederer
Title:	Executive Chairman
Date:	September 26, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 24, 2018.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 24, 2018.*

(a)(5)(A)	Joint Press Release issued by the Company and Staples, Inc. on September 14, 2018 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on September 17, 2018).*

(a)(5)(B)	Joint Press Release issued by the Company and Staples, Inc. on September 24, 2018.*

(a)(5)(C)	Form of Letter sent to Essendant, Inc. Customers, dated September 25, 2018 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on September 25, 2018).

(b)(1)	Debt Commitment Letter, dated September 14, 2018, from Wells Fargo, National association to Egg Parent Inc. and Egg Merger Sub Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of September 14, 2018, by and among Essendant Inc., Egg Parent Inc. and Egg Merger Sub Inc. and Staples, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 17, 2018).*

(d)(2)	Confidentiality Agreement, dated August 3, 2018, between Essendant Inc. and Staples, Inc.*

(g)	None.

(h)	None.

*	Previously filed.

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